Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 11 January 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the common share buyback program announced on 28 December 2018 (the “Initial Program”), the Company has purchased common shares - reported in aggregate form, on daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
02/01/2019	MTA	15,000	85.7773	1,286,659.50
03/01/2019	MTA	13,167	85.4451	1,125,055.63
04/01/2019	MTA	8,199	87.2593	715,439.00
07/01/2019	MTA	12,026	90.1954	1,084,689.88
08/01/2019	MTA	7,404	93.2450	690,385.98
09/01/2019	MTA	9,275	97.1390	900,964.23
10/01/2019	MTA	12,984	95.7667	1,243,434.83
Total	—	78,055	—	7,046,629.06

Since the announcement of the buyback program dated 28 December 2018 till 10 January 2019, the total invested consideration has been Euro 7,046,629.06 for No. 78,055 common shares purchased resulting in No. 6,080,898 common shares held in treasury as of 10 January 2019. As of the same date, the Company held 2.43% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com